Exhibit 99.1

Global Partner for Success

HiSoft Reports First Quarter 2012 Financial Results

Company Exceeds Quarterly Guidance and Raises Full-Year Guidance

BEIJING, May 10, 2012 — HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the first quarter of 2012 ended March 31, 2012.

Key Highlights

First Quarter 2012 as compared to First Quarter 2011

•                  Net revenues were US$65.5 million, up 47.8%

•                  Gross profit was US$22.9 million, up 62.1%

•                  Diluted net income per ADS(1) was US$0.19, compared to US$0.09

•                  Non-GAAP(2) diluted net income per ADS was US$0.27, compared to US$0.15

•                  Total employees as of March 31, 2012 was 7,490, compared to 5,946

“We are very pleased to have achieved solid year-over-year net revenue growth and margin improvement in the first quarter of the year, a period traditionally representing our slowest season of the year,” said HiSoft Chief Executive Officer Tiak Koon Loh. “Our accretive growth was driven by record-high net revenue from companies headquartered in Greater China as well as continued strong contributions from our higher value-added services,” said Loh.

“Our Consulting and Packaged Service portfolio, representing higher value-added services, achieved 143.5% year-over-year net revenue growth. These robust results further validate our commitment to provide world-class solution offerings and to become the partner of choice for both our multinational and domestic clients who desire to leverage growth and operational effectiveness,” he said.

Loh concluded, “Opportunities with both domestic and multinational companies in Greater China remain strong.  Our performance in the first quarter, along with increased visibility into our pipeline, has encouraged us to update our outlook for 2012. As such, we have revised upward our full-year guidance estimates.  We anticipate 2012 net revenues to grow at an estimated rate of at least 34.7% year-over-year, and 2012 non-GAAP diluted earnings per ADS to grow in an estimated range of 31.1% to 34.4% year-over-year.”

(1)  Each American depositary share (“ADS”) represents 19 common shares.

(2)  Non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” located elsewhere in this press release.

HiSoft Technology International Limited, Zhong Guan Cun Dong Sheng Science & Technology Park, Building C-4,

No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192

First Quarter 2012 Financial Results

Net Revenues

Net revenues were US$65.5 million for the first quarter of 2012, an increase of 47.8% from US$44.3 million for the corresponding period in 2011. The strong year-over-year growth in net revenues was driven by strong demand across all service lines and geographic markets.

Net Revenues by Service Line

	Three Months Ended		Three Months Ended		Year-over-Year
	March 31, 2012		March 31, 2011		% Change
	(US$ in thousands, except percentages)
IT Services	39,284	60.0%	25,328	57.2%	55.1%
CPS	13,613	20.8%	5,591	12.6%	143.5%
ADM	25,671	39.2%	19,737	44.6%	30.1%
R&D Services	26,204	40.0%	18,984	42.8%	38.0%
Total Net Revenues	65,488	100.0%	44,312	100.0%	47.8%

HiSoft has two service lines:  Information Technology (“IT”) services and research and development (“R&D”) services. The Company divides IT services into two categories:  consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were US$39.3 million for the first quarter of 2012, an increase of 55.1% from US$25.3 million for the corresponding period in 2011. The Company’s CPS services recorded year-over-year revenue growth of 143.5% as a result of expanded solution offerings, improved traction of the SAP business unit with large clients and strong demand for services from the domestic banking and finance industry..

Net revenues from R&D services were US$26.2 million for the first quarter of 2012, an increase of 38.0% from US$19.0 million for the corresponding period in 2011.

www.hisoft.com ~ +86.411.8455-6666

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended		Three Months Ended		Year-over-Year
	March 31, 2012		March 31, 2011		% Change
	(US$ in thousands, except percentages)
United States	29,862	45.6%	21,912	49.5%	36.3%
Greater China	14,763	22.5%	7,595	17.1%	94.4%
Japan	13,411	20.5%	8,468	19.1%	58.4%
Europe	4,538	6.9%	4,120	9.3%	10.1%
Asia South	2,914	4.5%	2,217	5.0%	31.4%
Total Net Revenues	65,488	100.0%	44,312	100.0%	47.8%

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States accounted for US$29.9 million or 45.6% of net revenues during the first quarter of 2012, followed by 22.5% for Greater China, 20.5% for Japan, 6.9% for Europe and 4.5% for Asia South.

In the first quarter, Greater China continued its strong growth momentum of 94.4% year-over-year. The United States and Japan also continued to demonstrate steady momentum recording year-over-year net revenue growth of 36.3% and 58.4% respectively while Asia South recorded a 31.4% year-over-year revenue growth.

Net Revenues based on Location of Contract Signing Entity

	Three Months Ended		Three Months Ended		Year-over-Year
	March 31, 2012		March 31, 2011		% Change
	(US$ in thousands, except percentages)
Greater China	24,382	37.2%	17,425	39.3%	39.9%
Japan	14,676	22.4%	10,885	24.6%	34.8%
United States	14,414	22.0%	8,883	20.0%	62.3%
Asia South	11,212	17.2%	5,966	13.5%	87.9%
Europe	804	1.2%	1,153	2.6%	-30.3%
Total Net Revenues	65,488	100.0%	44,312	100.0%	47.8%

Measuring the Company’s net revenues based on the location of contract signing entity, Greater China accounted for 37.2% of net revenues in the first quarter of 2012, while Japan accounted for 22.4%, the United States accounted for 22.0%, Asia South accounted for 17.2% and Europe accounted for 1.2%.

In the first quarter of 2012, the Company achieved strong year-over-year net revenue growth based on the location of contract signing entity:  the United States grew 62.3%, Japan grew 34.8%, Greater China grew 39.9% and Asia South grew 87.9%, while Europe decreased 30.3%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three, top five and top ten clients accounted for 23.6%, 33.6% and 46.9% of net revenues, respectively, during the first quarter of 2012, compared to 27.2%, 38.1% and 55.3%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was US$22.9 million for the first quarter of 2012, an increase of 62.1% from US$14.1 million for the corresponding period in 2011. During the first quarter of 2012, gross margin was 34.9% compared to 31.8% for the corresponding period in 2011. The improvement in gross margin was primarily due to increased sales in higher value-added services partially offset by a lower-than-normal gross margin recorded in first quarter of 2011 caused by the 8.9 magnitude earthquake and subsequent tsunami that struck Japan in March 2011.

Non-GAAP gross margin was 35.4% for the first quarter of 2012, improved from 32.3% in the corresponding period in 2011.

Operating Expenses

Total operating expenses were US$16.8 million for the first quarter of 2012, an increase of 46.3% from US$11.5 million for the corresponding period in 2011. Total operating expenses as percentage of total revenues decreased to 25.7%, from 26.0% for the corresponding period in 2011. The year-over-year increase in operating expenses was primarily due to increased headcount and salaries to support sales growth.  There was also an increase in expenses associated with non-cash items, including share-based compensation expense for retention and incentive, the amortization of acquired intangible assets and the change in fair value of contingent consideration payable for business acquisition.

Operating Income and Operating Margin

Operating income for the first quarter of 2012 was US$6.1 million, an increase of 132.1% from US$2.6 million for the corresponding period in 2011. Non-GAAP operating income for the first quarter 2012 was US$8.7 million, an increase of 90.8% from US$4.5 million for the corresponding period in 2011.

Operating margin was 9.2% for the first quarter of 2012, compared to 5.9% for the same period in 2011. Non-GAAP operating margin was 13.2% for the first quarter of 2012, compared to10.3% for the corresponding period in 2011.

The improvement in operating income and operating margin reflected the Company’s increased effort in higher value-added services partially offset by the impact of the earthquake and tsunami in Japan in March 2011.

Provision for Income Taxes

Provision for income taxes was US$0.9 million for the first quarter of 2012, compared to a US$0.3 million provision for income taxes in the first quarter of 2011. The effective tax rate was 12.5% in the first quarter of 2012, compared to 11.0% in the first quarter of 2011. The increase was primarily the result of one of the Company’s major operating entities in China transitioning to a higher tax rate starting January 1, 2012.

Net Income and Net Income per ADS

Net income attributable to the Company was US$6.1 million for the first quarter of 2012, an increase of 119.7% from US$2.8 million for the corresponding period in 2011. Diluted net income per ADS was US$0.19 for the first quarter of 2012, improved from US$0.09 in the corresponding period of 2011.

Non-GAAP net income was US$8.7 million for the first quarter of 2012, an increase of 84.8% from US$4.7 million for the same period in 2011. Non-GAAP diluted net income per ADS was US$0.27 in the first quarter of 2012, compared to US$0.15 in the corresponding period of 2011.

The improvement in the net income attributable to the Company and non-GAAP net income reflected the Company’s increased effort in higher value-added services partially offset by the impact of the earthquake and tsunami in Japan in March 2011.

Cash Flow and DSO

As of March 31, 2012, the Company had cash and cash equivalents, restricted cash, and term deposits totaling US$131.2 million. Operating cash flow for first quarter of 2012 was a net outflow of approximately US$2.6 million, impacted by a US$6.8 million annual cash bonus payments made to management and sales teams.

Days sales outstanding was 92 days for the first quarter 2012, compared to 91 days in the corresponding period in 2011.

Outlook for Second Quarter 2012

For the second quarter of 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$71.5 million, representing an expected growth rate of 40.6% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$0.28 to US$0.29. This represents an expected growth rate of 55.6% to 61.1% year-over-year, based on 32.5 million weighted average ADSs outstanding

For the full year 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$295.0 million, representing an expected growth rate of 34.7% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$1.18 to US$1.21. This represents an expected growth rate of 31.1% to 34.4% year-over-year, based on 32.4 million weighted average ADSs outstanding

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

First Quarter 2012 Conference Call Details

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Thursday, May 10, 2012, (6:00 a.m. Beijing/Hong Kong Time on Friday, May 11, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1-412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.mzcan.com/cancast/us/index.php?id=usHSFT_32&version=e.

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	As of March 31, 2012	As of December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	107,058	113,856
Restricted cash	1,149	1,222
Term deposits	23,025	21,681
Account receivable, net	70,142	61,413
Other current assets	6,413	7,135
Total current assets	207,787	205,307

Property, plant and equipment, net	13,433	13,774
Goodwill and intangible assets, net	54,201	52,546
Other long-term assets	2,464	1,552
Total assets	277,885	273,179

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	45,969	51,029

(including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of US$240 and US$238 as of March 31, 2012 and December 31, 2011, respectively)

Other liabilities	13,333	12,260
Total liabilities	59,302	63,289
Total shareholder’s equity	218,583	209,890
Total liabilities and equity	277,885	273,179

Note:

As of March 31, 2012, there were 595,868,022 ordinary shares (equivalent to 31,361,475 ADSs) issued and outstanding.

As of December 31, 2011, there were 595,868,033 ordinary shares (equivalent to 31,361,475 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended March 31,
	2012	2011

Net revenues	65,488	44,312
Cost of revenues	(42,611)	(30,203)
Gross profit	22,877	14,109

Operating expenses	(16,824)	(11,501)
Income from operations	6,053	2,608

Other income	1,045	557
Net income before income tax expenses	7,098	3,165

Income tax expenses	(887)	(348)
Net income	6,211	2,817

Less: Net profit attributable to non-controlling interest	(135)	(51)

Net income attributable to HiSoft Technology International Limited	6,076	2,766

Net income per share
Basic	0.01	0.00
Diluted	0.01	0.00

Weighted average shares used in calculating net income per common share
Basic	574,160,155	579,358,183
Diluted	599,046,527	603,689,566

Net Income per ADS
Basic	0.20	0.09
Diluted	0.19	0.09

Weighted average ADS used in calculating net income per ADS
Basic	30,218,956	30,492,536
Diluted	31,528,765	31,773,135

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended March 31,
	2012	2011

Net income	6,211	2,817
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	405	842
Comprehensive income	6,616	3,659

Less: Comprehensive income attributable to non-controlling interest	(140)	(59)

Comprehensive income attributable to HiSoft Technology International Limited	6,476	3,600

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(US dollars in thousands, except per share data and percentages)

	Three months ended March 31,
	2012	2011

GAAP operating income	6,053	2,608
GAAP operating income margin	9.2%	5.9%

Adjustments:
- Share-based compensation	1,957	1,177
- Amortization of acquired intangible assets	1,043	411
- Change in fair value of contingent consideration payable for M&A	(381)	350

Non-GAAP operating income	8,672	4,546
Non-GAAP operating income margin	13.2%	10.3%

GAAP net income	6,076	2,766
GAAP net margin	9.3%	6.2%

Adjustments:
- Share-based compensation	1,957	1,177
- Amortization of acquired intangible assets	1,043	411
- Change in fair value of contingent consideration payable for M&A	(381)	350

Non-GAAP net income	8,695	4,704
Non-GAAP net margin	13.3%	10.6%

Non-GAAP net income per ADS
Basic	0.29	0.15
Diluted	0.27	0.15

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	30,218,956	30,492,536
Diluted	31,528,765	31,773,135

GAAP net income per ADS
Basic	0.20	0.09
Adjustments:
- Share-based compensation	0.07	0.04
- Amortization of acquired intangible assets	0.03	0.01
- Change in fair value of contingent consideration payable for M&A	(0.01)	0.01
Non-GAAP net income per ADS
Basic	0.29	0.15

GAAP net income per ADS
Diluted	0.19	0.09
Adjustments:
- Share-based compensation	0.06	0.04
- Amortization of acquired intangible assets	0.03	0.01
- Change in fair value of contingent consideration payable for M&A	(0.01)	0.01
Non-GAAP net income per ADS
Diluted	0.27	0.15

Note:

Basic and diluted non-GAAP net income per ADS are computed using non-GAAP net income and the same number of ADSs used in calculating basic and diluted GAAP net income per ADS.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in U.S. dollars in thousands)

	Three Month Ended March 31,
	2012	2011
Cash flows from operating activities:

Net income	6,211	2,817
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for doubtful accounts	31	356
(Gain) loss on disposal of property, plant and equipment	(44)	32
Depreciation	1,392	918
Change in fair value of foreign-currency forward contracts	9	(4)
Amortization of intangible assets	1,043	411
Share-based compensation expenses	1,957	1,177
Changes in fair value of contingent consideration	(381)	350
Changes in operating assets and liabilities:
Accounts receivable	(8,401)	(1,243)
Other current assets	(36)	(1,095)
Other assets	(65)	(41)
Accounts payable	(743)	134
Other liabilities	(3,542)	(3,653)

Net cash (used in) provided by operating activities	(2,569)	159

Cash flows from investing activities:
Term deposits	(1,270)	—
Purchase of property, plant and equipment	(1,036)	(1,491)
Restricted cash	82	(15)
Deferred and contingent consideration paid for business acquisitions (1)	(782)	—

Net cash used in investing activities	(3,006)	(1,506)

Cash flows from financing activities:
Repayment of bank loan	—	(40,000)
Cash received from non-controlling interest	—	908
Proceeds from issuance of common share under employee option plan	1,057	—
Deferred and contingent consideration paid for business acquisitions(1)	(2,897)	(2,200)

Net cash used in financing activities	(1,840)	(41,292)

Effect of exchange rate changes	617	990

Net decrease in cash and cash equivalents	(6,798)	(41,649)
Cash and cash equivalents at beginning of period	113,856	169,893

Cash and cash equivalents at end of period	$107,058	$128,244

(1) Payment for deferred and contingent consideration relating to business acquisitions which were made within three months or less from the acquisition date were included in the investing activities; payments made after three months from acquisition date were included in the financing activities.